UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-38764

APTORUM GROUP LIMITED

17 Hanover Square

London W1S 1BN, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:   Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On February 22, 2023, Aptorum Group Limited (the “Company”) filed a Current Report on Form 6-K (the “Original 6K”) to report the shareholder approval receive at the February 21, 2023 Extraordinary Special Meeting of Shareholders (the “Meeting”). As disclosed in the Original 6K, at the Meeting, the Company’s shareholders approved a merger between the Company and Aptorum Group Cayman Limited, a newly established wholly owned subsidiary of the Company, whereby the Company would be the surviving company on the terms of the Plan of Merger (the “Merger”). Pursuant to the plan of merger, among other things, the par value of the Company shares would change from USD10 to USD0.00001 (the “Plan of Merger”). The Company’s shareholders also approved the Third and Amended Restated Memorandum and Articles of Association (the “M&A”). As stated in the Original 6K, the Plan of Merger and the Third Amended and Restated Memorandum and Articles of Association were submitted to the Cayman Registrar on February 21, 2023 (the “Filing”) and we are filing this amendment to disclose that the Plan of Merger, Merger and M&A have been registered with the Registrar of Companies of the Cayman Islands and become effective on February 21, 2023 according to the Certificate of Merger issued by the Registrar of Companies of the Cayman Islands on February 21, 2023. Accordingly, the par value of the Class A Ordinary Shares and Class B Ordinary Shares is now USD0.00001 per share effective from February 21, 2023. The CUSIP for the Class A Ordinary Shares was changed to G6096M 122.

Although the Company’s Class A Ordinary Shares were suspended from trading on the Euronext after the Filing, the suspension will be lifted 2 days after the Euronext’s notice is released, and trading on the Euronext will be resumed at that time; we expect such trading to resume on March 6, 2023. Trading on NASDAQ was not affected by these actions.

The information in this Form 6-K, including the exhibits shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

This Form 6-K is hereby incorporated by reference into the registration statements of the Company on Form S-8 (Registration Number 333-232591) and Form F-3 (Registration Number 333-268873) and into each prospectus outstanding under the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

EXHIBIT INDEX

Exhibit No.	Description
1.1	Third Amended and Restated Articles of Association (incorporated by reference to the 6K filed on February 22, 2023)
99.1	Certificate of Merger

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aptorum Group Limited

Date: March 2, 2023	By:	/s/ Darren Lui
		Name:	Darren Lui
		Title:	Chief Executive Officer

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